AB 3/8

[redacted]

11018388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-67780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banif Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Brickell Bay Drive, Suite 2904
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergio Capela (305) 377-2188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/9/2011

OATH OR AFFIRMATION

I, Sergio Capela, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banif Trading, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCIANA ST. PETER
Notary Public - State of Florida
My Comm. Expires Aug 16, 2013
Commission # DD 910086
Bonded Through National Notary Assn.

Notary Public

Signature

FINOP/CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:
Banif Trading, Inc.

We have audited the accompanying statement of financial condition of Banif Trading, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Trading, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 23, 2011

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

BANIF TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets	
Cash	$ 170,000
Accounts Receivable - related party	15,000
Prepaid Expenses	258
Total Assets	$ 185,258

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities	
Accrued Expenses Payable	$ 6,437
Total Liabilities	6,437
Stockholders' Equity	
Common Stock, $1 Par Value, 250,000 shares authorized, issued and outstanding	250,000
Additional Paid in Capital	100,000
Accumulated Deficit	(171,179)
Total Stockholders' Equity	178,821
Total Liabilities & Stockholders' Equity	$ 185,258

The accompanying notes are an integral part of these financial statements.

BANIF TRADING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues		
Consulting Revenue	$	15,000
Total Revenues		15,000
Operating Expenses:		
Professional Fees		22,865
Communications		5,973
Licenses & Misc Taxes		600
Other Operating Expenses		2,884
Total Operating Expenses		32,322
Net Loss	$	(17,322)

The accompanying notes are an integral part of these financial statements.

BANIF TRADING, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In	Accumulated	
	Quantity	Amount	Capital	Deficit	Total
Balance at December 31, 2009	250,000	$ 250,000	$ 100,000	$ (153,857)	$ 196,143
Net Loss - 2010	-	-	-	(17,322)	(17,322)
Balance at December 31, 2010	250,000	$ 250,000	$ 100,000	$ (171,179)	$ 178,821

The accompanying notes are an integral part of these financial statements.

BANIF TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:		
Net Loss	$	(17,322)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(13,655)
Decrease in prepaid expenses		72
Decrease in accrued expenses payable		(2,423)
Net Cash Used in Operating Activities		**(33,328)**
Net Decrease in Cash		(33,328)
Cash at Beginning of Year		203,328
Cash at End of Year	**$**	**170,000**

Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements.

BANIF TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Banif Trading, Inc., a wholly owned subsidiary of Banif International Holdings, Ltd., was incorporated under the laws of the State of Florida on November 2, 2006. The Company acts as the trading arm of Banif Group's Global Trade Finance Operation in the Americas. On May 15, 2009, the Company obtained FINRA membership approval and received its Broker/Dealer license.

Basic of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Accounting Methods

The books and records of the Company are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts for the Company's financial assets, including cash and accrued expenses approximate fair value because of their short maturities.

Revenue Recognition

Consulting revenue earned is recognized in the period such consulting services are provided.

Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. The provision for income taxes represents taxes payable for the period and change during the period in net deferred tax assets and liabilities.

The Company adopted the new interpretation entitled "Accounting for Uncertainty in Income Taxes-on January 1, 2007. The Company has identified its federal income tax return and state income tax return in Florida as "major" tax jurisdictions, as defined. The periods subject to examination for our federal and State income tax returns are the tax years ended in 2006 and thereafter. The Company believes its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to the interpretation, and no cumulative effect adjustment was recorded related to the adoption of the interpretation. The Company's policy for recording interest and penalties associated with audits, if any, is to record such items as a component of income (loss) before taxes. If applicable, penalties and interest paid are recorded in interest and other expense and interest received is recorded in interest income in the statement of operations.

NOTE 2: CREDIT RISK AND OTHER CONCENTRATIONS.

The Organization maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts through December 31, 2010. The Company does not believe it is exposed to any significant credit risk on cash equivalents as of December 31, 2010.

For accounts receivable, revenue and funding concentration, see Note 4.

NOTE 3: SUBORDINATED LIABILITIES

For the period January 1, 2010 through December 31, 2010, there were no liabilities subordinated to the claim of creditors.

NOTE 4: RELATED PARTY TRANSACTIONS

All financing for Banif Trading, Inc, has been provided by the Parent Company. In addition, the Company earned $15,000 in revenue from an affiliate in 2010 and 100% of accounts receivable at December 31, 2010 was due from that same affiliate.

NOTE 5: NET CAPITAL REQUIREMENT.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $50,000. The Company had net capital of $158,563 at December 31, 2010, which was $108,563 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .04 to 1.

NOTE 6: INCOME TAXES

There was no income tax expense in 2010 due to the Company's net taxable losses.

The reconciliation of income tax benefit computed at the United States federal tax rate of 34% to income tax expense (benefit) is as follows at December 31, 2010:

Tax benefit at the United States statutory	$	(5,889)
State income tax, net of federal benefit		(629)
Contributed Services		-
Meals		-
Change in valuation allowance		6,518
Income tax benefits	$	-

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets is as follows:

Net operating loss carryforward	$	64,414
Less: Valuation allowance		(64,414)
Net deferred tax assets	$	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2010, the Company has a net operating loss carryforward of approximately $171,179 that will expire from 2027 through 2030. In the event that a significant change in ownership of the Company occurs as a result of the Company's issuance of common stock, the utilization of the NOL carry forward will be subject to limitation under certain provisions of the Internal Revenue Code. Management does not presently believe that such a change has occurred.

A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance was established in

2010 for the full amount of our deferred tax assets due to the uncertainty of realization. Management believes that based upon its projection of future taxable operating income for the foreseeable future, it is more likely than not that the Company will not be able to realize the benefit of the deferred tax assets at December 31, 2010. The valuation allowance as of December 31, 2010 was $64,414. The net change in the valuation allowance during the year ended December 31, 2010 was an increase of $6,518.

NOTE 7: SUBSEQUENT EVENTS

In preparing these financial statements , the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2011, the date the financial statements were available to be issued.

BANIF TRADING, INC.

<u>SUPPLEMENTARY SCHEDULES</u>

BANIF TRADING, INC
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15C3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2010

Net Capital Computation		
Total Stockholder's Equity	$	178,821
Less, non-allowable Assets and Haircuts		
Prepaid expenses		(258)
Accounts receivable		(15,000)
Other deductions and charges		(5,000)
		(20,258)
Net Capital		158,563
Net Capital required		50,000
Excess Net Capital	$	108,563
Aggregated Indebtedness		
Aggregated indebtedness as included in Statement of Financial Condition		
Accrued expenses	$	6,437
Ratio of aggregate indebtedness to net capital		0.4 to 1
Reconciliation with Banif Trading, Inc. (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net Capital, per December 31, 2010 unaudited Focus Report as filed	$	158,563
Net audit adjustments		-
Net Capital, per December 31, 2010 audit report	$	158,563

There are no material differences with regard to computation of net capital under rule 15c3-1 and Part IIA between the corresponding unaudited most recent focus Part II filing and the audited statement.

BANIF TRADING, INC
SUPPLEMENTAL NOTE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3
DECEMBER 31, 2010

Banif Trading, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Stockholder's of:
Banif Trading, Inc.

In planning and performing our audit of the financial statements of Banif Trading, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 23, 2011

BANIF TRADING, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

BANIF TRADING, INC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010

CONTENTS